November 5, 2004


Mail Stop 03-06

Via facsimile (408-733-1588) and U.S. mail

Frank Lin
Chief Executive Officer and President
Trident Microsystems, Inc.
1090 East Arquest Avenue
Sunnyvale, CA 94085

	Re:	Trident Microsystems, Inc.
		Form 10-K for period ended June 30, 2004
		Form 10-K/A for period ended June 30, 2004
		File No. 0-20784

Dear Mr. Lin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for year ended June 30, 2004

Business - Page 3

	Products in Development - Page 6
1. We note your disclosure that the Company will license High-Definition Multimedia Interface technology from Silicon Image. In future filings, please clarify whether the license arrangement is pursuant to a formal agreement. If the arrangement is in the negotiation stages, please discuss. If there is a formal agreement in place, discuss the material terms and consider filing it as a "material contract" under Item 601 of Regulation S-K or tell us why it should not be filed.

      Sales, Marketing and Distribution - Page 7
2. We note your disclosure in Note 11 to your financial statements that a small number of customers frequently accounted for a majority of your revenues during fiscal 2004. In future filings, please provide the disclosures regarding customers who represent ten percent or more of the company`s consolidated revenues required by Item 101(c)(1)(vii) of Regulation S-K.

      Manufacturing - Page 7
3. In future filings, please include a detailed summary of the material terms of your foundry relationship with UMC.
4. You discuss certain risks associated with conducting business with foundries that are under no obligation to supply products except as provided for in a particular purchase order. For example, we note your disclosure regarding the risk of loss of customers or other material adverse effects on operating results that could result from delays in the supply of products or shortages in raw material. In future filings, please discuss, if material, the extent to which the company has in the past experienced such delays or shortages, and how it has impacted operating results.
5. In future filings, please provide disclosure related to the company and industry practices relating to working capital, or tell us why you believe that disclosure is not required. Please refer to
Item 101(c)(1)(vi) of Regulation S-K.

      Competition - Page 8
6. In future filings, please revise to disclose the company`s relative position in the markets you describe. In addition, briefly identify and explain any negative factors affecting the company`s competitive position. See Item 101(c)(1)(x) of Regulation S-K.

      Intellectual Property - Page 11
7. In future filings, please provide the disclosure required by Item
101(c)(1)(iv) of Regulation S-K relating to the importance, duration and effect of all patents, trademarks, and licenses held by the company.
8. We note your disclosure that the company "will maintain certain rights and obligations with respect to [its] graphics technology," notwithstanding the sale of the company`s graphics business to XGI in
July 2003. In future filings, please clarify the nature and extent of those rights and obligations.

      Backlog - Page 12
9. In future filings, quantify the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, or tell us supplementally why you do not believe that those disclosures would be material or otherwise appropriate. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Part II

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 17

	Overview - Page 17
10. In future filings, consider revising the Overview section to provide a more specific discussion of the most important matters on which the company`s executives focus in evaluating the company`s financial condition and operating performance. For example, consider discussing economic or industry-wide factors relevant to the company.
For guidance, please refer to SEC Release No. 33-8350.

Critical Accounting Policies, Judgments and Estimates - Page 18
11. We note that your accounting for stock-based employee compensation requires a significant amount of estimates, including assumptions regarding volatility, expected life and the market value at the date of grant for TTI options granted to TTI employees. Please revise your discussion in future filings to discuss why your estimates or assumptions bear the risk of change. Also, revise future filings to analyze factors such as how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. Finally, you should analyze the estimates` specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. See SEC Release No. 33-8350.
12. Please supplementally provide us with details as to why you consider inventory obsolescence to be a critical accounting policy.
Have you been required to record significant inventory obsolescence charges in the past? If so, quantify for us the impact of these charges on your results of operations? Do you maintain a reserve for inventory obsolescence? If so, why haven`t you included such amounts in your Schedule II? Please supplementally advise and revise future filings to address our comments, as appropriate.

Results of Operations - Page 20
13. When citing more than one factor in explaining a change in a financial statement line item, where material, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is impractical to do so. We note instances where it appears that the amounts of multiple factors should be reasonably quantifiable. For example, under Selling, General and Administrative, you attribute the changes to increases in professional fees and increases in administrative expenses relating to your restructuring activities, however, the amounts are not quantified. Please apply this general guidance throughout Management`s Discussion and Analysis in your future filings.

Selling, General and Administrative - Page 21
14. When citing more than one factor in explaining a change in a financial statement line item, where material, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is impractical to do so. For example, you discuss that Selling, general and administrative expenses increased due to changes in professional fees and administrative expenses relating to restructuring activities.
What
portion of the increased expense is due to each factor? Please apply this comment throughout your Management`s Discussion and Analysis. Investment in UMC and Other Investments - Page 22
15. We note your disclosure that the value of the company`s investment securities, including shares in United Microelectronic Corporation, has recently exceeded forty percent of the value of the company`s total assets. In light of this disclosure, please explain why the company is not an investment company within the meaning of
Section 3(a)(1)(C) of the Investment Company Act of 1940.
16. We note your disclosure that you "intend to continue...to take such actions as are necessary to ensure [you] are not, and are not regulated as, an investment company." Supplementally explain what actions the company is taking to ensure that it is not an investment company.

Liquidity and Capital Resources - Page 24
17. We note your disclosure that you anticipate that current resources are sufficient to meet the company`s needs for at least the next twelve months. In future filings, please expand your disclosure to also discuss the company`s liquidity on a long-term basis.
Refer
to the Instructions to Item 303(a) of Regulation S-K.

We have had fluctuations in quarterly results in the past and may continue to do so in the future - Page 25
18. We note your disclosure that seasonal fluctuations affect demand for your products. In particular, you mention seasonality in the third quarter of each fiscal year due to the extended holidays surrounding the Chinese New Year. In future filings, include a brief discussion in the "Business" section of how this seasonality affects the company`s operations. See Item 101(c)(1)(v) of Regulation S-K.

We are vulnerable to undetected product problems - Page 27
19. You disclose that the company`s products have experienced undetected errors in the past and that such errors could materially adversely affect the Company. In future filings, please discuss the extent to which such past errors have had an impact on the company`s operating results.

Financial Statements and Supplementary Data - Page 32

	Consolidated Balance Sheet - Page 34
20. We see where you announced your intentions to discontinue your graphics division in June 2003, and completed a transaction in July
2003 to transfer the assets of this division to XGI Technology in exchange for cash, which was simultaneously used to acquire a 30% interest in XGI. Through June 30, 2003, you reported your operations in two segments - Digital Media and Graphics. Subsequently, you sold
10% of your interest in XGI. Please respond to the following questions:
* Provide us with your evaluation of SFAS No. 144 as it relates to this transaction, and tell us why you determined that the operations of the Graphics Division should not have been reported as discontinued operations beginning with your fiscal year 2003 financial statements.
* If the basis for your decision was the continuing involvement you were going to have, tell us why you believe such involvement was "significant."
* Tell us how the structure of the transaction, with you receiving cash and then using that cash to purchase a 30% equity interest in XGI, impacted your accounting. Were these two events treated as one transaction or as two separate transactions?

Note 5 - Gain (loss) on investments, net - Page 42
21. We see your discussion of the July 25, 2003 and September 30, 2003 transactions with respect to XGI Technology, Inc. Based on your disclosures, it appears you have not recorded any asset on your financial statements relating to the investment in XGI, and you are not recording any equity losses in your investment in XGI. You state that the basis is "because XGI (is) a new company that merged two businesses with an uncertain future and its equity securities were not traded on a quoted exchange." However, we see that you sold a 10% equity interest for $7.5 million in cash. Please respond to the following questions:
* Tell us how you accounted for your initial investment in XGI. Did you record an investment asset at that date? If so, what was the amount and how was it determined?
* Provide us with more details as to why you believe you should not have an asset recorded related to this investment when this recent sale implies that the fair value of your investment is $15 million.
* Please supplementally tell us whether you have any funding commitments to XGI or intentions to provide additional funding to XGI.
In addition, revise your future disclosures to provide more details as a result of our comment. Cite the specific accounting literature that you are relying upon in your response.

	Note 8 - Stock-Based Compensation - Page 48
22. We see under "Stock Options in TMI" where you state that you grant nonstatutory and incentive stock options to key employees, directors and consultants. Later, you state that you have not granted stock options or equity instruments to non-employees other than members of your Board of Directors. Please supplementally clarify for us whether you have issued any options to non-employees
(including consultants).  Revise future filings to clarify.

23. With respect to the TTI stock options, please supplementally tell us how you determined the market value of the TTI stock at the date of grant. We see that the exercise price at the grant date is the par value. However, the Black-Scholes model requires you to value the option using the exercise price and the market value. Please revise future filings to include a summary of the methods you use to determine the market value of the TTI stock. We may have further comment.

Other
24. We see where you discuss product warranties on Page 18.
However,
we do not see where you have included a rollforward of your warranty liability in your financial statements as required by paragraph 14 of
FIN 45.  Please advise and note that we may have further comment.

Form 10-K/A for fiscal year ended June 30, 2004

Executive Compensation - Page 7
25. In future filings please provide the information required by Item
402(j) of Regulation S-K regarding the board`s compensation committee.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn at (202) 824-5387 or Daniel Gordon, Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters.
Please contact Eduardo Aleman at (202) 824-5661 or me at (202)
942-
7924 with any other questions.

							Sincerely,



							David Ritenour
							Special Counsel







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Frank Lin
Trident Microsystems, Inc.
November 5, 2004
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